North America’s Railroad NEWS RELEASE FORMER STB COMMISSIONER AND VICE-CHAIRMAN, WILLIAM CLYBURN, JR., BELIEVES CN VOTING TRUST SHOULD BE APPROVED MONTREAL and KANSAS CITY, Mo., June 10, 2021 – CN (TSX: CNR) (NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that the Hon. William Clyburn, Jr., a former Commissioner and Vice-Chairman of the U.S. Surface Transportation Board (“STB”) has written an op-ed, which was published by Railway Age. In the op-ed, Clyburn states he believes the CN voting trust addresses “unlawful control” and the “public interest” under the new rules, and that as such, the voting trust should be approved. The full text of the op-ed can be found below: CN Voting Trust Clears Tests Under STB New Merger Rules: Should Be Approved Written by William Clyburn, Jr. Having been one of the three Surface Transportation Board (STB) Members who voted on the 2001 Major Merger Rules, it seems clear to me that the CN voting trust satisfies the new rules requirements addressing “unlawful control” and the “public interest” when deciding to approve or reject a voting trust. As such, it should be approved so that the Board and the public may move forward to consider the merits of the proposed transaction. In adopting the 2001 new merger rules with respect to voting trusts, the STB voting trust regulation focused on the impending control application and did not create a “new test” to pre-judge the “public interest” merits of the entire proposed transaction before approving a voting trust. We were looking at the public interest factors that we believed were relevant to voting trust approval, not approval of the merger itself. In reviewing voting trusts, we were focused on two factors: (1) would the trust insulate the target company from unlawful control by the acquiring company during the regulatory review process; and (2) would the acquiring company and target company remain financially sound so as to not jeopardize either railroad in the event the transaction was eventually denied. The new rules were designed to require applicants to formally meet these tests before the Board would approve the use of a voting trust. Filed by Kansas City Southern Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern (Commission File No. 001-04717) Date: 6/10/2021

Prior to adoption of the Major Merger Rules, parties proposing use of a voting trust were free to use it without Board approval. As a result, unless there was a controversy, the Board itself rarely reviewed voting trusts. As part of the 2001 proceeding, we wanted more authority over and transparency into the voting trust process. In that proceeding, we adopted rules that now require (1) applicants of a major transaction to file a voting trust for approval; (2) the Board to hold a “brief” period of time for the public to comment on the use of a voting trust; and (3) the Board to issue a decision after the comment period to either accept or reject the trust. As part of that formal review process, the STB examines the trust to ensure there is no unlawful control and to determine whether the voting trust is in the public interest regarding the financial integrity of the applicant carriers. When considering the public interest of a voting trust, and as explained in the merger rules themselves, we were concerned about the financial health of the applicants and the divestiture of the target railroad if the STB did not ultimately approve the transaction. Specifically, we wrote then that the Board is “responsible for ascertaining whether a proposed transaction would undermine the financial integrity of the applicant carriers.” As such, we adopted a public interest standard designed to focus on the financial fitness of the merging parties, which was one of the five public interest factors in the statute, and the most important factor in reviewing voting trusts. The proposed CN/KCS trust should be approved. It incorporates the same elements that have already been approved for the now moot CP/KCS voting trust and proposes to use the same trustee. In approving the CP/KCS trust, the Board has already determined that the trust structure does not cause unlawful, premature control. The Board should reach the same conclusion with respect to the CN/KCS trust. Similarly, in the CP/KCS decision, the STB found that KCS will be financially fit while in trust, and the STB reached the same conclusion with respect to CP’s financial fitness. Based upon the recent motion from CN regarding their proposed voting trust, it seems clear that CN is one of the most financially-sound railroads, and that it can more than cover any debt it must take on to acquire KCS. CN has agreed to forgo share repurchases until its debt ratio returns to pre-deal levels. CN, like CP, should be found financially fit. Likewise, in approving the CP/KCS trust, the STB inherently found that there was no concern about divestiture of KCS in the event that the STB did not approve the transaction. Such a finding becomes even more poignant with respect to the CN/KCS trust because CP has been clear that it remains interested in acquiring KCS. On May 21, 2021, CP issued a press release stating that “[w]ere KCS presented with the question of how to proceed following a decision by the Board not to approve CN's proposed use of a voting trust, CP anticipates being available to engage with KCS to enter into another agreement to acquire KCS.” And it has again said so in its recent motion for a declaratory order filed at the STB. The CN-KCS transaction appears to strengthen competition by adding a strong competitor in the North-South lanes in the industrial center of the country, and opens markets with new single-line hauls, creating more efficient movements among Canada, the United States, and Mexico. CN has committed to divest the only overlapping line between the CN and KCS systems, a short 70 mile line between New Orleans and Baton Rouge, and to maintain open gateways. The CN-KCS combination is therefore a classic end-to-end merger that preserves existing route options, enhances competition with new, single-line routing options for shippers, and creates new rail-to-rail competition. Based upon my first-hand knowledge of the internal conversations within the Board from when I voted on the 2001 new merger rules, it is my opinion that the CN voting trust more than clears the two tests we established for such trusts in 2001 and should be considered on a level playing field with CP’s approved trust. The CN trust should be approved so that the Board and the public may move forward to consider the merits of the transaction. Mr. Clyburn is the Principal of Clyburn Consulting LLC and was the fourth Member to serve on the United States Surface Transportation Board (“Board”) since its inception in 1996. He joined the Board in 1998 and served until the end of 2001, including as Vice Chairman. Prior to joining the Board, Mr. Clyburn served as the Commerce Counsel to former U.S. Senator Chuck Robb of Virginia and as Staff Counsel to the United States, Senate Committee on Commerce, Science and Transportation from 1993 to 1995 and has been a consultant to Kansas City Southern. He also served as senior counsel to U.S. Senator Zell Miller. From 1992 to 1993, he served as a Judicial Attorney for the Hon. Rodney A. Peeples of South Carolina’s Second and Ninth Circuit Courts. For more information on CN’s pro-competitive combination with KCS, please visit www.ConnectedContinent.com. About CN CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. About Kansas City Southern Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S.

holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com Forward Looking Statements Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. No Offer or Solicitation This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Contacts: Media: CN Canada Mathieu Gaudreault Investment Community: CN Paul Butcher Vice-President

CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449 Investor Relations (514) 399-0052 investor.relations@cn.ca Investment Community: KCS Ashley Thorne Vice President Investor Relations (816) 983-1530 athorne@kcsouthern.com MacKenzie Partners, Inc. Dan Burch / Laurie Connell (212) 929-5748 / (212) 378-7071